Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 6,600,000,000 shares
Subscribed and Paid In Capital: R$ 60,000,000,000.00 – 5,028,029,710 shares

 Convening Notice

EXTRAORDINARY GENERAL MEETINGS AND ANNUAL GENERAL MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Extraordinary General Meetings and the Annual General Meeting to be held on April 23, 2014 in the auditorium at the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo for the purpose of:

I- In an Extraordinary General Meeting to be held at 3:00 p.m.

To amend and consolidate the Itaú Unibanco Stock Option Plan in order to introduce an exception to the rule preventing  encumbrance, by the beneficiaries of partners’ stock options, of the underlying shares to their investment, in situations only in cases for guaranteeing loans from third party banks for the  acquisition of these shares.

II- In an Extraordinary General Meeting to be held at 3:05 p.m.

1.    To amend the Corporate Bylaws in order to: (a) simplify the wording on the approval of the aggregate compensation of the management in order that the Meeting approves the total aggregate compensation without detailing the amounts to be allocated to the Board of Directors and the Board of Executive Officers; (b) adjust and improve the wording on the composition of the Audit Committee, eliminating the obligation of the President of the Committee to be a member of the Board of Directors; (c) simplify the wording on the term of office of the Audit Committee, maintaining only the maximum term of 5 (five) years, irrespective of the number of reappointments; and (d)  improve the provisions with respect to representation of the Company by proxy holders and to clarify the rules on the granting of a power of attorney to a single proxy holder; and

2.    To consolidate the Bylaws, documenting the foregoing amendments.

III- In the Annual General Meeting, to be held at 3:10 p.m.

1.    To acknowledge the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summary of the Report of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2013;
2.    To decided the allocation of net income for the fiscal year;
3.    To establish the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of office. In the light of the determination in Brazilian Securities and Exchange Commission (CVM) instructions 165/91 and 282/98, it is hereby placed on record that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting  capital; and

EDITAL DE CONVOCAÇÃO DAS ASSEMBLEIAS GERAIS EXTRAORDINÁRIAS E ORDINÁRIA DE 23.4.14 DO ITAÚ UNIBANCO HOLDING S.A.	Fls. 2

4.    To decide on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the fees of the members of the Fiscal Council.

IV- In an Extraordinary General Meeting, to be held at 3:15 p.m.

1.    To raise the current capital stock from R$ 60,000,000,000.00 to R$ 75,000,000,000.00 through the capitalization of R$ 15,000,000,000.00 posted to revenue reserves, with a 10% share bonus granted to stockholders without charge at the ratio of 1 (one) new share for each 10 (ten) shares of the same type of which they are holders;
2.    To increase the limit of the authorized capital by up to 7,260,000,000 shares, that is in the same proportion as the share bonus under the preceding item 1;
3.    To amend the wording of Article 3, caption sentence and item 3.1. of the Bylaws to register the new composition of the capital stock and the new limit of the authorized capital; and
4.    To consolidate the Bylaws with the aforementioned amendments in item “3” above.

The full description of the matters proposed as well as their justification may be found in the  “General Stockholders Meetings’ Manual”.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s investor relations website (relacoes.investidores@itau-unibanco.com.br), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

The Stockholders may be represented in General Meetings by proxy holder pursuant to Article 126 of Law 6.404/76, conditional on the proxy holder bearing an identity document and the following documents substantiating the validity of their power of attorney (for documents produced overseas, the respective Brazilian consularized and sworn translation is required):

a)     Corporate Entities: authenticated copy of the articles of association/Bylaws of the represented corporate entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b)     Natural Persons: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the General Meetings, the Company suggests that the Stockholders represented by proxy holders submit a copy of the documents listed above at least 48 hours prior to the meetings, by mail or by messenger to:

Itaú Unibanco – Gerência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to e-mail drinvest@itau-unibanco.com.br.

EDITAL DE CONVOCAÇÃO DAS ASSEMBLEIAS GERAIS EXTRAORDINÁRIAS E ORDINÁRIA DE 23.4.14 DO ITAÚ UNIBANCO HOLDING S.A.	Fls. 3

To encourage Stockholder participation in the General Meetings, the Company has implemented an electronic platform through which an electronic power-of-attorney may be granted for representation in the General Meetings pursuant to procedures described in the General Stockholders Meetings’ Manual.

We wish to inform that entry to the Company’s head offices will be permitted as from 2:00 p.m. in order to organize stockholder access to the Meetings.

São Paulo (SP), March 20, 2014. BOARD OF DIRECTORS

ALFREDO EGYDIO SETUBAL Investor Relations Director